Mail Stop 3720 Building 2

May 15, 2006

Via U.S. Mail and Fax (952-829-2743)
Philip D. Ankeny
Chief Financial Officer
Surmodics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344

      RE: **Forms 10-K for the fiscal year ended September 30, 2005**
              Filed December 14, 2005,
              Form 10-Q for the quarter ended December 31, 2005
              Filed February 9, 2006
              File No. 000-23837

Dear Mr. Ankeny:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director